SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For January 22, 2020

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ASML Holding N.V.

De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS 99.1 AND 99.3 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-188938), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190023), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-192951), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-203390), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-219442) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-227464) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1
“ASML reports €11.8 billion sales and €2.6 billion net income in 2019. Strong EUV demand and Installed Base business support expected growth in 2020. ASML announces a three-year share buyback program up to €6 billion and proposes 14% annualized dividend increase", press release dated January 22, 2020

99.2
“ASML reports €11.8 billion sales and €2.6 billion net income in 2019. Strong EUV demand and Installed Base business support expected growth in 2020. ASML announces a three-year share buyback program up to €6 billion and proposes 14% annualized dividend increase", presentation dated January 22, 2020

99.3	Summary US GAAP Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: January 22, 2020    By:    /s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer